September 18, 2018

Ram Venkat
Chief Financial Officer
Elegance Spirits, Inc.
8500 Wilshire Blvd, suite 700B
Beverly Hills, CA 90211

       Re: Elegance Spirits, Inc.
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed September 12, 2018
           File No. 024-10879

Dear Mr. Venkat:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Offering Statement on Form 1-A

Exhibits

1. We note your revenue forecasts on page 25 of the roadshow deck. Please include these statements in your offering circular or revise your test the waters materials. If you elect to include this disclosure in the offering circular, please state the basis for these statements given that you are in the start-up phase and have generated no revenues. Include your assumptions and the risks relating to your assumptions. Please also redistribute the test the waters materials in a substantially similar manner as such materials were originally distributed. See Securities Act Rule 255(d).
 Ram Venkat
Elegance Spirits, Inc.
September 18, 2018
Page 2




      You may contact Jonathan Burr at 202-551-5833 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                       Sincerely,

FirstName LastNameRam Venkat                           Division of Corporation
Finance
                                                       Office of Beverages,
Apparel and
Comapany NameElegance Spirits, Inc.
                                                       Mining
September 18, 2018 Page 2
cc:       Jillian Sidoti
FirstName LastName